SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Cormedix Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
21900C100
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 27, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,334,433 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,334,433 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,433 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (2)

14.	TYPE OF REPORTING PERSON

PN
(1) Includes 824,365 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).
(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,469,334 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,469,334 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,469,334 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6% (2)

14.	TYPE OF REPORTING PERSON

PN
(1) Includes 1,479,202 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,469,334 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,469,334 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,469,334 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6% (2)

14.	TYPE OF REPORTING PERSON

CO
(1) Includes 1,479,202 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities based on a pro-rata conversion or exercise of such securities between the Reporting Persons in accordance with the Ownership Limitation. See Item 5(a).

(2) Calculated in accordance with the Ownership Limitation based on a pro-rata conversion or exercise between the Reporting Persons of certain convertible securities held by the Reporting Persons. See Item 5(a).

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
Pursuant to the Backstop Agreement, Manchester exercised its right to appoint a second member to the Issuer's Board of Directors (the "Board") by appointing Myron Kaplan to the Board.  The Issuer made Mr. Kaplan's appointment to the Board effective on April 27, 2016.  Although Mr. Kaplan was appointed by Manchester, Mr. Kaplan will be an independent director and will not be acting or serving as Manchester's representative on the Board.
ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 3,803,767 shares of Common Stock, including 2,303,567 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 9.9% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation (as defined below) and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 36,118,323 shares of Common Stock outstanding as of March 11, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2016.
As of the date hereof, Elliott may be deemed to beneficially own 1,334,433 shares of Common Stock, including 824,365 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 3.3% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.
As of the date hereof, Elliott International may be deemed to beneficially own 2,469,334 shares of Common Stock, including 1,479,202 shares of Common Stock issuable upon the conversion or exercise, as the case may be, of certain convertible securities constituting approximately 6.6% of the shares of Common Stock outstanding, calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 2,469,334 shares of Common Stock beneficially owned by Elliott International, constituting approximately 6.6% of the shares of Common Stock outstanding calculated in accordance with the Ownership Limitation and based on a pro-rata conversion or exercise of such securities between the Reporting Persons.
Each of Elliott Associates, Elliott International and EICA may be deemed to beneficially own shares of Common Stock underlying certain securities currently convertible or exercisable, as the case may be, as of the date hereof. Such securities contain restrictions on exercise and conversion, as the case may be, such that they may not be exercised or converted if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder ("Section 13(d)")) in excess of 9.99% of all of the Common Stock outstanding at such time (the "Ownership Limitation").  Elliott Associates, Elliott International and EICA each disclaims beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise, as the case may be, of such securities if such conversion would cause Elliott Associates', Elliott International's and EICA's, as applicable, aggregate beneficial ownership to exceed or remain above the Ownership Limitation.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	May 2, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President